Filed by Pulte Corporation and Del Webb Corporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File Number: 1-4785
Subject Company: Del Webb Corporation

EXHIBIT 99.1

PULTE HOMES AND DEL WEBB ANNOUNCE $1.8 BILLION MERGER
CREATING NATION’S LARGEST HOMEBUILDER

Combination Forms Market Leader Across All Home Buying Segments
In Support of Pulte Homes’ Homeowner for Life™ Strategy

Bloomfield Hills, MI and Phoenix, AZ (May 1, 2001) – Pulte Homes (NYSE: PHM) and Del Webb Corporation (NYSE: WBB) today announced that their boards of directors have approved a definitive merger agreement, under which Pulte Homes will acquire all of the outstanding shares of Del Webb in a tax-free stock for stock transaction. The combination of Pulte Homes and Del Webb will create a $6.0 billion revenue powerhouse with a size, geographic presence and product portfolio that is unrivaled in the homebuilding industry.

The transaction value will be based on a 15-day average of Pulte Homes’ closing stock price for a period ending three days prior to Del Webb’s stockholder meeting. If the average price were equal to Pulte Homes’ closing stock price of $46.78 on April 30, 2001, the transaction would have an equity value of approximately $800 million, or $40.51 per Del Webb share, subject to adjustment pursuant to the merger agreement. Pulte Homes also would assume Del Webb’s outstanding debt, which was approximately $1.0 billion at March 31, 2001. The transaction will be accounted for as a purchase and is expected to be accretive to Pulte Homes’ cash flow and earnings per share in the first full year of operations. The companies anticipate that the transaction should be completed within three months.

Together, Pulte Homes and Del Webb will hold leading market positions throughout the United States in all buyer segments with home prices ranging from $90,000 to over $1 million. The combined company will also hold the commanding position in the active adult segment, widely recognized as the fastest-growing demographic segment of the market.

Based on most recent 12-month results, Pulte Homes and Del Webb delivered more than 28,000 homes across 44 markets in the United States. The two companies also have a greater than 5% market share in one-third of their domestic operating markets, which are among the fastest growing population centers in the country. The combination of complementary products and land positions will enable Pulte Homes to rapidly introduce Del Webb’s powerful brand name into new markets where Pulte Homes already has established operations. At the same time, both companies can now capitalize on Del Webb’s land positions in some of the nation’s fastest-growing markets in Arizona, California, Illinois and Nevada to further expand market share. The combined company expects to realize significant operating efficiencies, at both a national and local market level, from the combined operating volumes.

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Robert K. Burgess, chairman and chief executive officer of Pulte Homes, said, “This combination raises Pulte Homes’ operations to an entirely new level, and provides a vital piece in our Homeowner for Life™ strategy of serving homebuyers throughout each stage of their lives. With our strong brand names and combined deliveries of 10,000-plus active adult homes annually, we now have a competitive advantage in serving the fastest-growing segment of the home buying market. With pro forma revenues of $6.0 billion and EBITDA of $656 million the combined company will be the largest and most profitable homebuilder in the country. At the same time, the company’s increased scale, scope and liquidity combine to create compelling investment attributes for institutional investors and individuals seeking to invest in the homebuilding industry.”

LeRoy C. Hanneman, president and chief executive officer of Del Webb Corporation, said, “This is a winning combination for both companies’ shareholders. Based on today’s prices, I anticipate that Del Webb’s shareholders will receive a significant premium for their Del Webb shares. This combination offers unprecedented potential as the unique strengths and attributes of two market leaders are joined. The dedication to quality and innovation will provide customers with homes that not only meet their housing needs, but also improve their quality of life. Additionally, creating a more diverse company with a larger and stronger workforce will provide Del Webb’s employees enhanced opportunities. Together, there will be the necessary scale and resources to accelerate the growth of Del Webb’s communities nationwide.”

Efficiencies and Cost Savings

Pulte Homes expects this combination to generate significant cost savings through:

•	More efficient operations associated with increased volumes in existing markets. The companies expect this will benefit resource scheduling, procurement and leverage of local field overhead. In those specific markets where both companies operate, efficiency gains can benefit both Pulte Homes’ and Del Webb’s current and future operations.

•	Improved land use efficiency and flexibility by enabling Pulte Homes to access Del Webb’s existing land positions in fast growing markets to accelerate absorption and improve project returns. The combined company also will be able to expand Del Webb’s business into new markets and leverage Pulte Homes’ networks and infrastructure to create accelerated opportunities to further expand Del Webb’s brand nationwide.

•	Leveraging corporate overhead and eliminating redundant costs associated with maintaining two public companies.

Pulte Homes estimates that efficiency gains and other savings resulting from this transaction should generate cost reductions of approximately $50 million annually. The company expects to realize a significant portion of the estimated cost savings during the first full year of operations after the transaction is completed. Pulte Homes will seek to minimize workforce effects of the merger, primarily through a combination of continued growth in the respective businesses, natural attrition and reduced new hiring.

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Management and Board

Upon completion of the transaction, Mr. Burgess will remain chairman and chief executive officer of Pulte Homes until his previously announced retirement on December 31, 2001. At that time, Mark J. O’Brien, currently president and chief operating officer of Pulte Homes, will succeed Mr. Burgess as chief executive officer. Mr. Hanneman, president and chief executive officer of Del Webb, will remain with the company through the closing and then retire after 29 years of service to Del Webb. The board of directors of Pulte Homes will be expanded to include three current members from the Del Webb board. Del Webb Chairman Philip J. Dion will proceed with his previously announced plans to retire from the Del Webb board as part of his continuing transition from his previous position as the company’s chief executive officer.

To guide and ensure a successful transition and integration, a transition executive committee has been formed, consisting of four Pulte Homes senior executives and four Del Webb senior executives.

The combined company will use the Pulte Homes name and will be headquartered in Bloomfield Hills, Michigan. Del Webb’s current business will become the Del Webb Group of Pulte Homes and will remain headquartered in Phoenix, Arizona.

Transaction Details and Price Mechanism

Final pricing will be subject to adjustment and determined by the average closing price of Pulte Homes stock during a 15-day period ending three days prior to Del Webb’s stockholder meeting. Under the agreement, Del Webb shareholders would receive $39.00 of Pulte Homes common stock for each share of Del Webb common stock they own, or between 1.000 and 0.866 shares of Pulte Homes common stock, if Pulte Homes’ stock price is between $39.00 and $45.03. If Pulte Homes’ stock price is above $45.03, Del Webb shareholders would receive 0.866 shares of Pulte Homes common stock. If Pulte Homes’ stock price is between $33.00 and $39.00, Del Webb shareholders would receive 1.000 share of Pulte Homes common stock. If Pulte Homes’ stock price is between $30.00 and $33.00, Del Webb shareholders would receive $33.00 of Pulte Homes common stock, or between 1.100 and 1.000 shares of Pulte Homes common stock. If Pulte Homes’ stock price is below $30.00, Del Webb shareholders would receive 1.100 shares of Pulte Homes common stock.

Based upon Pulte Homes’ closing price of $46.78 on April 30, 2001, Pulte Homes would be required to issue approximately 16 million shares of its common stock to complete the transaction. Pulte Homes’ current shareholders would own approximately 73% of the combined company, and Del Webb’s current shareholders would own approximately 27%.

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Dividend

Pulte Homes currently pays a regular quarterly dividend of $0.04 per share on its common stock. The combined company expects to continue Pulte Homes’ existing dividend policy following completion of the transaction. The payment of quarterly dividends will be unaffected by the merger announcement.

Approvals

The transaction is conditioned upon, among other things, the approvals of both Pulte Homes’ and Del Webb’s shareholders and appropriate regulatory approvals. William J. Pulte, founder of Pulte Homes, who beneficially owns approximately 26% of Pulte Homes’ outstanding shares has agreed to vote his shares in favor of the transaction.

Salomon Smith Barney Inc. acted as financial advisor to Pulte Homes and Honigman Miller Schwartz and Cohn LLP acted as legal advisor. Credit Suisse First Boston acted as financial advisor to Del Webb and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal advisor.

About Del Webb

Del Webb Corporation (www.delwebb.com), based in Phoenix, Arizona, is the nation’s leading builder of active adult communities for people age 55 and older. The company operates 10 active adult communities in markets including Phoenix and Tucson, Ariz.; Las Vegas, Nev.; Palm Desert and Lincoln, Calif.; Hilton Head, S.C.; Georgetown, Texas; Ocala, Fla.; and Chicago, IL. The company also builds family and country club communities in Phoenix and Las Vegas. Four of Del Webb’s communities are currently ranked in the top 10 of the best selling master planned communities in America.

About Pulte Homes

Pulte Homes (www.pulte.com), based in Bloomfield Hills, Michigan, has operations in 41 markets across the United States, Argentina, Puerto Rico and Mexico, where it is the fifth largest builder. Based on most recent 12-month results, Pulte Homes delivered more than 20,000 homes in the United States and more than 8,000 homes in Mexico and Puerto Rico. Over its history, the Company has constructed more than 275,000 homes and has been honored as “America’s Best Builder.” Pulte Mortgage Corporation is a nationwide lender committed to meeting the financing needs of Pulte Homes customers by offering a wide variety of loan products and superior customer service.

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Forward Looking Language

As a cautionary note to investors, except for historical information contained herein, certain matters discussed in this press release are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties include, but are not limited to, risks associated with: the cyclical nature of real estate operations; issues and timing surrounding land acquisition and development, government regulation, growth management, and environmental considerations; geographic concentration; financing and leverage; changes in economic conditions and interest rate fluctuations; increases in raw material and labor costs, future communities and new geographic markets; legal matters; natural risks, including weather conditions; and other matters set forth in Pulte Homes’ Form 10-K for the year ended December 31, 2000 and Pulte Homes’ filings made with the Securities and Exchange Commission (SEC) from time to time and Del Webb’s Form 10-K for the year ended June 30, 2000 and Del Webb’s filings made with the SEC from time to time.

Additional Information

Pulte Homes and Del Webb will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pulte Homes free of charge by requesting them in writing from James P. Zeumer, Vice President of Investor and Corporate Communications, 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan, 48304 or by telephone at (800) 777-8583. You may obtain documents filed with the SEC by Del Webb free of charge by requesting them in writing from Donald V. Mickus, Vice President, Treasurer and Corporate Secretary, 6001 N. 24th Street, Phoenix, Arizona, 85016 or by telephone at (800) 808-8088.

Pulte Homes and Del Webb, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Pulte Homes and Del Webb in connection with the merger. Information about the interests of directors and executive officers of Pulte Homes and their ownership of Del Webb stock is set forth in the proxy statement for Pulte Homes’ 2001 Annual Meeting of Shareholders. Information about the interests of directors and executive officers of Del Webb and their ownership of Pulte Homes stock is set forth in the proxy statement for Del Webb’s 2000 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement / prospectus when it becomes available.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Note to Editors: Today’s news release, along with other news about Pulte Homes and Del Webb, is available on the Internet at www.pulte.com and www.delwebb.com.

Media Teleconference Information

Members of the media are invited to participate in a media teleconference today, May 1, 2001 to discuss the transaction at 11:30 am EST. To participate in the media teleconference, please dial (888) 368-3127. For callers outside the U.S., please dial (415) 537-1893.

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Analyst / Investor Teleconference Information

There will be an analyst / investor teleconference today, May 1, 2001, at 9:45 am EST to discuss the transaction. The analyst / investor teleconference can be monitored via the World Wide Web at www.pulte.com or www.delwebb.com. Real Network’s Real Player or Microsoft Media Player is required to access the audiocast. They can be downloaded from www.real.com or www.microsoft.com.

Contact Information: For Pulte Homes	For Del Webb

Investors:	Investors:

Jim Zeumer	Don Mickus

(248) 433-4597	602-808-8004

jzeumer@pulte.com	don.mickus@delwebb.com

Media:	Media:

Valerie Dolenga	Scott Higginson

(248) 433-4633	602-808-8299

vdolenga@pulte.com	Scott.Higginson@delwebb.com

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